

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2020

Madeline Cammarata
President
Green Stream Holdings Inc.
16620 Marquez Ave
Pacific Palisades, CA 90272

> **Re: Green Stream Holdings Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed April 15, 2020**
> **File No. 024-11086**

Dear Ms. Cammarata:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 3 filed April 15, 2020

In the event this Offering Statement is not qualified on or before March 9, 2020, Selling Shareholder..., page 9

1.   We note the disclosure that if the offering was not qualified by March 9, 2020, the selling securityholders would each receive 30,000 shares of Class B preferred and that this may cause a change of control. Please update this risk factor. In this regard, please also update the disclosure regarding the Settlement on pages 26 and 27.

Madeline Cammarata
Green Stream Holdings Inc.
April 15, 2020
Page 2

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction